UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EDENOR S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND FOR THE NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2014 AND 2013

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the concession agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-          of the Articles of Incorporation: August 3, 1992

-          of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Electricidad Argentina S.A. (EASA)

Legal address: 3302 Ortiz de Ocampo, Building 4, City of Buenos Aires

Main business of the parent company:  Investment in Edenor’s Class “A” shares and rendering of technical advisory, management, sales, technology transfer and other services related to the distribution of electricity.

Interest held by the parent company in capital stock and votes: 51.54%

CAPITAL STRUCTURE

AS OF SEPTEMBER 30, 2014

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (see Note 13)

Common, book-entry shares, face value 1 and 1 vote per share

Class A	462,292,111
Class B (1)	442,210,385
Class C	1,952,604
906,455,100

(1)  Includes 9,412,500 treasury shares as of September 30, 2014 and December 31, 2013.

Edenor S.A.

Condensed Interim Statement of Financial Position

as of September 30, 2014 and December 31, 2013

(Stated in thousands of pesos)

	Note	09.30.14	12.31.13
ASSETS

Non-current assets
Property, plant and equipment	8	6,054,167	5,189,307
Interest in joint ventures		434	427
Other receivables	9	245,605	199,395
Total non-current assets		6,300,206	5,389,129

Current assets
Inventories		118,773	83,853
Other receivables	9	276,761	522,112
Trade receivables	10	896,876	803,095
Financial assets at fair value through profit or loss	11	298,189	216,434
Cash and cash equivalents	12	104,495	243,473
Total current assets		1,695,094	1,868,967
TOTAL ASSETS		7,995,300	7,258,096

Edenor S.A.

Condensed Interim Statement of Financial Position

as of September 30, 2014 and December 31, 2013 (Continued)

(Stated in thousands of pesos)

	Note	09.30.14	12.31.13
EQUITY
Share capital	13	897,043	897,043
Adjustment to share capital		397,716	397,716
Additional paid-in capital		3,452	3,452
Treasury stock	13	9,412	9,412
Adjustment to treasury stock		10,347	10,347
Other comprehensive loss		(28,277)	(28,277)
Accumulated deficit		(1,557,092)	(113,391)
TOTAL EQUITY		(267,399)	1,176,302

LIABILITIES
Non-current liabilities
Trade payables	14	224,705	220,796
Other payables	15	1,319,222	944,718
Borrowings	16	1,574,364	1,309,949
Deferred revenue		96,333	33,666
Salaries and social security taxes payable	17	31,522	25,959
Benefit plans		106,996	102,691
Deferred tax liability		4,085	73,427
Tax liabilities	19	3,474	4,406
Provisions	20	116,345	83,121
Total non-current liabilities		3,477,046	2,798,733
Current liabilities
Trade payables	14	3,741,625	2,481,308
Other payables	15	258,006	147,177
Borrowings	16	73,492	40,583
Deferred revenue		764	-
Salaries and social security taxes payable	17	522,584	420,857
Benefit plans		13,326	-
Tax liabilities	19	166,488	182,469
Provisions	20	9,368	10,667
Total current liabilities		4,785,653	3,283,061
TOTAL LIABILITIES		8,262,699	6,081,794

TOTAL LIABILITIES AND EQUITY		7,995,300	7,258,096

The accompanying notes are an integral part of these Condensed Interim Financial Statements.

Edenor S.A.

Condensed Interim Statement of Comprehensive (Loss) Income

for the nine-month periods ended September 30, 2014 and 2013

(Stated in thousands of pesos)

		Nine months at		Three months at
	Note	09.30.14	09.30.13	09.30.14	09.30.13
Continuing operations
Revenue from sales	21	2,748,203	2,568,491	994,988	911,708
Electric power purchases		(1,413,303)	(1,583,119)	(504,422)	(589,504)
Subtotal		1,334,900	985,372	490,566	322,204
Transmission and distribution expenses	22	(2,042,711)	(1,394,383)	(727,696)	(507,279)
Gross loss		(707,811)	(409,011)	(237,130)	(185,075)

Selling expenses	22	(460,960)	(400,669)	(181,117)	(137,772)
Administrative expenses	22	(327,876)	(222,930)	(130,579)	(62,461)
Other operating expense, net		(131,226)	(77,298)	(38,875)	(30,182)
Gain from interest in joint ventures		7	4	-	-
Revenue from non-reimbursable customer contributions		573	-	191	-
Operating loss before SE Resolution 250/13 and SE Notes 6852/13 and 4012/14		(1,627,293)	(1,109,904)	(587,510)	(415,490)
Higher costs recognition - SE Resolution 250/13 and SE Notes 6852/13 and 4012/14		735,534	2,212,623	-	-
Operating (loss) profit		(891,759)	1,102,719	(587,510)	(415,490)

Financial income	23	182,074	243,384	30,351	29,166
Financial expenses	23	(484,704)	(367,489)	(142,928)	(231,589)
Other financial expense	23	(318,654)	(151,796)	(49,216)	(66,071)
Net financial expense (income)		(621,284)	(275,901)	(161,793)	(268,494)
(Loss) Profit before taxes		(1,513,043)	826,818	(749,303)	(683,984)

Income tax	18	69,342	60,330	28,403	177,914
(Loss) Profit for the period from continuing operations		(1,443,701)	887,148	(720,900)	(506,070)

Discontinued operations		-	(95,108)	-	(6,808)
(Loss) Profit for the period		(1,443,701)	792,040	(720,900)	(512,878)

(Loss) Profit for the period attributable to:
Owners of the Company		(1,443,701)	791,020	(720,900)	(512,878)
Non-controlling interests		-	1,020	-	(545)
(Loss) Profit for the period		(1,443,701)	792,040	(720,900)	(513,423)

(Loss) Profit for the period attributable to the owners of the parent
Continuing operations		(1,443,701)	887,148	(720,900)	(506,070)
Discontinued operations		-	(96,128)	-	(6,263)

Basic and diluted (loss) earnings per share:
Basic and diluted (loss) earnings per share from continuing operations	24	(1.61)	0.99	(0.80)	(0.56)
Basic and diluted (loss) earnings per share from discontinued operations	24	-	(0.11)	-	(0.01)

The accompanying notes are an integral part of these Condensed Interim Financial Statements.

Edenor S.A.

Condensed Interim Statement of Changes in Equity

for the nine-month periods ended September 30, 2014 and 2013

(Stated in thousands of pesos)

	Attributable to the owners of the parent
	Share capital	Adjustment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Other comprehen- sive loss	Retained earnings / Accumulated deficit	Subtotal equity	Non-controlling interests	Total equity
Balance at December 31, 2012	897,043	397,716	9,412	10,347	3,452	(14,659)	(885,130)	418,181	71,107	489,288

Sale of subsidiaries	-	-	-	-	-	-	-	-	(63,481)	(63,481)
Absorption of accumulated losses - Shareholders' Meeting of 04/25/2013	(89,704)	(397,716)	(941)	(10,347)	(3,452)	-	502,160	-	-	-
Profit for the nine-month period	-	-	-	-	-	-	791,020	791,020	1,020	792,040
Balance at September 30, 2013	807,339	-	8,471	-	-	(14,659)	408,050	1,209,201	8,646	1,217,847

Reversal of absorption of accumulated losses - Shareholders' Meeting of 12/20/2013	89,704	397,716	941	10,347	3,452	-	(502,160)	-	-	-
Sale of subsidiaries	-	-	-	-	-	-	-	-	(8,646)	(8,646)
Loss for the three-month complementary period	-	-	-	-	-	-	(19,281)	(19,281)	-	(19,281)
Other comprehensive loss	-	-	-	-	-	(13,618)	-	(13,618)	-	(13,618)
Balance at December 31, 2013	897,043	397,716	9,412	10,347	3,452	(28,277)	(113,391)	1,176,302	-	1,176,302

Loss for the nine-month period	-	-	-	-	-	-	(1,443,701)	(1,443,701)	-	(1,443,701)
Balance at September 30, 2014	897,043	397,716	9,412	10,347	3,452	(28,277)	(1,557,092)	(267,399)	-	(267,399)

The accompanying notes are an integral part of these Condensed Interim Financial Statements.

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the nine-month periods ended September 30, 2014 and 2013

(Stated in thousands of pesos)

		Nine months at
	Note	09.30.14	09.30.13
Cash flows from operating activities
(Loss) Profit for the period		(1,443,701)	792,040
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	8	173,509	156,972
Loss on disposals of property, plant and equipment	8	587	440
Net accrued interest	23	312,483	153,086
Exchange differences	23	404,319	209,833
Income tax	18	(69,342)	(60,330)
Allowance for the impairment of trade and other receivables, net of recovery		11,311	32,055
Adjustment to present value of receivables	23	(4,462)	(328)
Provision for contingencies	20	59,295	22,492
Changes in fair value of financial assets	23	(51,705)	(1,914)
Accrual of benefit plans		27,052	17,716
Gain from interest in joint ventures		(7)	(4)
Higher costs recognition - SE Resolution 250/13 and SE Notes 6852/13 and 4012/14		(735,534)	(2,212,623)
Net gain from the repurchase of Corporate Notes	23	(44,388)	(65,655)
Discontinued operations		-	168,629
Changes in operating assets and liabilities:
Increase in trade receivables		(74,159)	24,804
Increase in other receivables		(146,893)	(168,576)
Increase in inventories		(34,920)	(13,091)
Decrease in deferred revenue		63,431	-
Increase in trade payables		(346,134)	(197,997)
Increase / (Decrease) in salaries and social security taxes payable		107,289	12,550
Decrease in benefit plans		(9,421)	(8,105)
(Decrease) / Increase in tax liabilities		(21,911)	778
Increase in other payables		296,121	300,358
Funds obtained from the program for the rational use of electric power (PUREE) (SE Resolution No. 1037/07)		352,207	338,123
Net decrease in provisions		(27,370)	(19,108)
Subtotal before CAMMESA commercial financing		(1,202,343)	(517,855)
Net increase for funds obtained - CAMMESA financing		2,297,474	1,587,655
Net cash flows provided by operating activities		1,095,131	1,069,800

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the nine-month periods ended September 30, 2014 and 2013 (Continued)

(Stated in thousands of pesos)

		Nine months at
	Note	09.30.14	09.30.13
Cash flows from investing activities
Acquisitions of property, plant and equipment	8	(1,031,768)	(670,973)
Net (payment for) collection of purchase / sale of financial assets at fair value		(130,149)	(10,204)
Collection of financial receivables with related companies		-	2,188
Collection of receivables from sale of subsidiaries - SIESA		2,976	2,726
Cash inflow from subsidiary sale		-	345
Discontinued operations		-	(105,301)
Net cash flows used in investing activities		(1,158,941)	(781,219)

Cash flows from financing activities
Repayment of principal on loans		(424)	(12,241)
Payment of interest on loans		(75,290)	(83,532)
Discontinued operations		-	25,388
Net cash flows used in financing activities		(75,714)	(70,385)

Net (decrease) / increase in cash and cash equivalents		(139,524)	218,196

Cash and cash equivalents at beginning of year	12	243,473	71,108
Cash and cash equivalents at beginning of year included in assets of disposal group classified as held for sale		-	11,154
Exchange differences in cash and cash equivalents		546	5,970
Net (decrease) / increase in cash and cash equivalents		(139,524)	218,196
Cash and cash equivalents at the end of period	12	104,495	306,428

Cash and cash equivalents at the end of period in the statement of financial position	12	104,495	287,483
Cash and cash equivalents at the end of period included in assets of disposal group classified as held for sale		-	18,945
Cash and cash equivalents at the end of period		104,495	306,428

Supplemental cash flows information
Non-cash operating, investing and financing activities

Financial costs capitalized in property, plant and equipment		(7,188)	(23,875)

Decrease from offsetting of PUREE-related liability against receivables (SE Resolution 250/13 and SE Notes 6852/13 and 4012/14)		(168,426)	(1,394,305)

Decrease from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Resolution 250/13 and SE Notes 6852/13 and 4012/14)		(1,038,047)	-

Decrease in financial assets at fair value from repurchase of Corporate Notes		91,638	165,085

Increase in financial assets at fair value from subsidiary sale		-	(333,994)

The accompanying notes are an integral part of these Condensed Interim Financial Statements.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of September 30, 2014 and December 31, 2013

1.                   General information

History and development of the Company

Empresa Distribuidora Norte S.A. (EDENOR S.A. or the Company) was organized on July 21, 1992 by Decree No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA S.A.).

By means of an International Public Bidding, the Federal Government awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by Electricidad Argentina S.A. (EASA), the parent company of Edenor S.A. The award as well as the transfer contract were approved on August 24, 1992 by Decree No. 1,507/92 of the Federal Government.

On September 1, 1992, EASA took over the operations of EDENOR S.A.

The corporate purpose of EDENOR S.A. is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, lease the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by EDENOR S.A. or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

In fiscal years 2012 and 2011, the Company recorded negative operating and net results, and both its liquidity level and working capital, even in fiscal year 2013, were severely affected. This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining rate increases and/or recognition of its real higher costs (“CMM”), as stipulated in Section 4 of the Adjustment Agreement, including the review procedure in the event of deviations exceeding 5%.

In spite of the above-mentioned situation, it is worth mentioning that, in general terms, the quality of the distribution service has been maintained and the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the standard of living of the last years has also been satisfied. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, the Company has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, without affecting the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service in a satisfactory manner in terms of quality and safety.

The Company has made a series of presentations before control agencies, regulatory authorities and courts in order to jointly instrument the necessary mechanisms to contribute to an efficient and safe provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of September 30, 2014 and December 31, 2013

(continued)

Furthermore, on February 3, 2014, the Company applied for the immediate granting of a provisional remedy in order to maintain an efficient and safe service, requesting that until judgment is passed on the merits of the case, the Federal Government be compelled to provide the Company with economic assistance, whether by means of a temporary rate adjustment or through government grants.

Although the partial recognition of higher costs (as stipulated in Section 4.2 of the Adjustment Agreement) for the period May 2007 through March 2014, implemented by SE Resolution 250/13 and SE Notes 6852/13 and 4012/14, represented a significant step towards the recovery of the Company’s economic and financial situation, the effects thereof do not allow for the absorption of neither operating nor investment costs or for the payment of financial services.  The constant increase in the operating costs that are necessary to maintain the level of the service, and the delay in obtaining genuine rate increases will continue to deteriorate the Company’s operating results, demonstrating that this recognition is insufficient to restore the balance that the economic and financial equation of the public service, object of the concession, requires; so much so that the operating and net results for the year ended December 31, 2013 were also negative prior to computing the effects of SE Resolution 250/13.

In effect, the operating and net results for the nine-month period ended September 30, 2014 were also negative, resulting in negative equity.  Therefore, should this situation continue to remain by the end of the current fiscal year, the Company wil be subject to complying with the provisions of Section 94 sub-section 5 of Argentine Business Organizations Law No. 19,550, which provide for the dissolution of companies in the event of loss of capital stock.

On October 9, 2014, by SE Note 486/14, the Energy Secretariat extended the effects of SE Resolution 250/13 and SE Notes 6852/13 and 4012/14 until August 31, 2014, which will allow the Company to temporarily reverse its situation of negative equity. However, considering the projected results of operations for the last quarter of 2014, the Company’s equity will once again be negative at the closing date of the fiscal year if new extensions of SE Resolution 250/13 are not obtained before December 31, 2014.

As a consequence of that which has been previously described, the Company permanently has a working capital deficit, inasmuch as it is not in condition to have access to other sources of financing, which resulted in the need to cancel only partially the obligations with CAMMESA for energy purchases or to incur debt for specific purposes. In that regard, and as a consequence of Resolution No. 836/2014 issued by the Secretariat of Labor that established the application of a gradual increase of 26.5% as from May 1, 2014, together with other benefits, for Company employees represented by the Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the City of Buenos Aires) applicable also to those contractors whose employees are included in the collective bargaining agreements of the aforementioned union (Note 5.2), the Company obtained financing from CAMMESA in order to be able to comply with the provisions of such Resolution, which has nevertheless been contested by the Company before the administrative authorities. Furthermore, by means of Resolution 65/14, the Company entered into a Loan for Consumption (Mutuum) and assignment of secured receivables agreement for $500 million with CAMMESA in order to obtain financing to cover the Extraordinary Investment Plan due to the temporary insufficiency of the revenue deriving from Resolution 347/12 (FOCEDE) detailed in Notes 2 and 29.

In spite of that which has been previously mentioned, the Company Board of Directors continues analyzing different scenarios and possibilities to mitigate or reduce the negative impact of the Company’s situation on its operating cash flows and thereby present the shareholders with diverse courses of action. Nevertheless, the improvement of revenues so as to balance the economic and financial equation of the concession continues to be the most relevant aspect.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of September 30, 2014 and December 31, 2013

(continued)

However, the outcome of the overall electricity rate review is uncertain as to both its timing and final form. Therefore, the uncertainties of the previous fiscal years in this regard continued during the nine-month period ended September 30, 2014; thus, if in the future: (i) the new electricity rate schedules are not issued by the ENRE; (ii) the Company is not granted other recognition or any other mechanism to compensate for cost increases, in addition to the revenue it obtains from the application of Resolution 347/12, the funds derived from the PUREE, or the recognition of CMM values and the offsetting mechanism established by SE Resolution 250/13 and SE Notes 6852/13, 4012/14 and 486/14, and/or; (iii) the Company does not obtain from the Federal Government other mechanism that provides it with financing for cost increases or recognition thereof in addition to those previously mentioned, it is likely that the Company will have insufficient liquidity and will therefore be obliged to continue implementing, and even deepening, measures similar to those applied until now in order to preserve cash and enhance its liquidity.

Given the fact that the realization of the necessary measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under the Company’s control, such as the requested electricity rate increases and/or the granting of new financing, the Board of Directors has raised substantial doubt about the Company’s ability to continue as a going concern in the term of the next fiscal year, being obliged to defer certain payment obligations, as previously mentioned, or unable to meet expectations for salary increases or the increases recorded in third-party costs.

Nevertheless, these condensed interim financial statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that the Company will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications that might result from the outcome of this uncertainty.

2.                  Regulatory framework

Penalties – Specific situations

Based on the provisions of ENRE Resolution 1/14, the definitive amount of the compensation payable to Customers by way of discounts totaled $ 84.6 million.  As of September 30, 2014, part of such amount has already been credited to Customers.

Furthermore, in May 2014, the Company and the National Regulatory Authority for the Distribution of Electricity entered into a payment agreement pursuant to which it was agreed that the penalties under litigation for a total of $ 8.7 million, plus interest for $4 million, would be paid in 12 monthly installments maturing as from June 1, 2014. As of the date of issuance of these condensed interim financial statements, the Company has already paid the first three installments.

PUREE – CMM (Program for the Rational Use of Electric Power – Cost Monitoring Mechanism)

On June 24, 2014, the Energy Secretariat issued SE Note 4012/14 which, among other issues, extended the effects of SE Resolution 250/13 and SE Note 6852/13 until March 31, 2014. In this regard, as of September 30, 2014, the Company recorded $ 735.5 million and $ 108.2 million in the “Higher costs recognition - SE Resolution 250/13 and SE Notes 6852/13 and 4012/14” and the “Financial income – Financial interest” line items of the Condensed Interim Statement of Comprehensive (Loss) Income, respectively.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of September 30, 2014 and December 31, 2013

(continued)

Additionally, the aforementioned Note instructed CAMMESA to apply SE Resolution 250/13 using for calculation purposes relating to March 31, 2014 the information provided by the ENRE in its Note No. 112,606 dated June 6, 2014. By reason of this instruction and the information provided by these bodies, and considering the criterion adopted with regard to the partial recognition of CMM values and the amounts offset, pending instrumentation, the Company has offset the remaining CMM original amounts (Receivable) subject to the issuance of Sale Settlements with Maturity Dates to be Determined (Liquidaciones de Venta con Fecha de Vencimiento a Definir - LVFVD) for $ 362.7 million against the trade payable the Company has with CAMMESA for electricity purchases. In that regard, ENRE Note 112,606 recalculates CMM and PUREE values fully complying with the provisions of SE Resolution 250/13.

Moreover, SE Note 4012/14 not only states that this measure is temporary and exceptional in nature but also establishes that the signing of an integral and instrumental agreement, or equivalent alternative, will be promoted in order to address the regulatory, economic, financial, quality-related and sustainability aspects of the public service, object of the concession, as well as the extension of the transitional period of the concession agreement until December 31, 2016.

The impact of SE Resolution 250/13 and SE Notes 6852/13 and 4012/14 on the Statement of financial position is summarized below:

	2013			2014
	SE Res. 250/13	SE Note 6852/13	Subtotal	SE Note 4012/14	Total
Other receivables
Cost Monitoring Mechanism	2,254,953	723,630	2,978,583	735,534	3,714,117
Net interest CMM - PUREE	172,939	24,570	197,509	108,218	305,727
Other payables - Program for the rational use of electric power	(1,387,037)	(274,068)	(1,661,105)	(168,426)	(1,829,531)
Trade payables - CAMMESA	(678,134)	(474,132)	(1,152,266)	(1,038,047)	(2,190,313)
LVFVD to be issued	362,721	-	362,721	(362,721)	-

Additionally, the Company challenged and rejected debit notes for a cumulative total of $ 583.5 million relating to late payment charges, because in its opinion the delay in the payment of the amounts receivable is not attributable to the Company.

On October 9, 2014, the Energy Secretariat issued Note SE 486/14 which extends the effects of Resolution SE 250/13 until August 31, 2014, as detailed in Note 32 to the condensed interim financial statements.

Temporary insufficiency of the revenue deriving from the FOCEDE

Due to the fact that the funds of the FOCEDE (Fondo para Obras de Consolidación y Expansión de Distribución Eléctrica – Fund for Electric Power Distribution Expansion and Consolidation Works) are insufficient to cover the estimated disbursements of the Investment Plan, the Company has requested of the respective authorities that it be provided with financing assistance. This has been called Extraordinary Investment Plan.

Consequently, on September 26, 2014, the Energy Secretariat issued Resolution 65/2014, which establishes that the insufficiency of the revenue deriving from the FOCEDE will be covered by a Loan for Consumption (Mutuum) to be entered into by and between the Company and CAMMESA, with credit in favor of the Stabilization Fund. The methodology and terms for the reimbursement of the loan will be duly determined by the Energy Secretariat, considering the application of an interest rate equivalent to the average yield obtained by the Entity Responsible for the Dispatch (Organismo Encargado del Despacho –OED-) on the financial investments of such Fund. The implementation of the Mutuum is detailed in Note 28 to these condensed interim financial statements.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of September 30, 2014 and December 31, 2013

(continued)

3.                  Basis of preparation

The condensed interim financial statements for the period ended September 30, 2014 have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC), incorporated by the National Securities Commission (CNV). Particularly, the provisions of IAS 34 “Interim Financial Reporting” have been applied.

The balances at December 31, 2013 and for the nine and three-month periods ended September 30, 2013, disclosed in these condensed interim financial statements for comparative purposes, arise from the consolidated financial statements as of those dates. Certain amounts of the consolidated financial statements presented for comparative purposes have been reclassified following the disclosure criteria used for the financial statements for the reporting period.

Due to the fact that as of December 31, 2013 the Company has divested all of its subsidiaries, as from the current fiscal year, only one set of financial statements, prepared under IFRS, is presented.

The condensed interim financial statements are stated in thousands of Argentine pesos, unless specifically indicated otherwise.

These condensed interim financial statements were approved for issue by the Company Board of Directors on November 7, 2014.

4.                  Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the preparation of the consolidated financial statements for the last financial year, which ended December 31, 2013.

There are no new IFRS or IFRIC applicable as from the period being reported that have a material impact on the Company’s condensed interim financial statements.

These condensed interim financial statements must be read together with the audited consolidated financial statements as of December 31, 2013, which have been prepared in accordance with IFRS.

4.1               New standards, amendments and interpretations mandatory for annual periods beginning January 1, 2014 and not early adopted by the Company.

The following standards, which are mandatory for the Company as from the current fiscal year, have had no significant impact on its financial position or the results of its operations.

IAS 36 (revised 2013) “Impairment of assets”, issued in May 2013.  This amended standard addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

IFRIC 21 "Levies", issued in May 2013. This standard provides guidance on when to recognize a liability for a levy imposed by the government, both for levies that are accounted for in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and those where the timing and amount of the levy is certain.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of September 30, 2014 and December 31, 2013

(continued)

4.2              New standards, amendments and interpretations not effective and not early adopted by the Company

IFRS 15 "Revenue from contracts with customers", issued in May 2014 and applicable to annual periods beginning on or after January 1, 2017.  It specifies how and when revenue will be recognized, as well as the additional information the Company is required to present in the financial statements. The standard provides a single, principles based five-step model to be applied to all contracts with customers. The Company is currently analyzing the impact. Nevertheless, it estimates that the application of this standard will have no significant impact on the results of its operations or its financial position.

IFRS 9 “Financial Instruments”, issued in July 2014. It brings together all the phases of the IASB’s project to replace IAS 39 “Financial Instruments: recognition and measurement”. Such phases are classification and measurement, impairment and hedge accounting. This version incorporates a new expected loss impairment model and some minor changes to the classification and measurement of financial assets. The new standard replaces all the previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018. The Company had early adopted the first phase of IFRS 9 at the date of transition to IFRS; however, it has elected not to apply earlier phases 2 and 3 included in this final version.

5.                   Financial risk management

The Company’s activities expose it to various financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

There have been no significant changes in the Company’s risk management policies since the last fiscal year end.

EDENOR S.A.
Notes to the Condensed Interim Financial Statements as of September 30, 2014 and December 31, 2013
(continued)

5.1                Financial risk factors

•         Currency risk

At September 30, 2014 and December 31, 2013, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 09.30.2014	Total 12.31.2013

ASSETS
NON-CURRENT ASSETS
Other receivables	USD	332	8.330	2,764	2,150
TOTAL NON-CURRENT ASSETS		332		2,764	2,150
CURRENT ASSETS
Other receivables	USD	3,092	8.330	25,758	3,793
	EUR	-	10.511	-	374
Financial assets at fair value through profit or loss	USD	3,073	8.330	25,602	74,338
Cash and cash equivalents	USD	760	8.330	6,328	23,977
	EUR	15	10.510	161	171
TOTAL CURRENT ASSETS		6,940		57,849	102,653
TOTAL ASSETS		7,272		60,613	104,803

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	186,757	8.430	1,574,364	1,309,949
TOTAL NON-CURRENT LIABILITIES		186,757		1,574,364	1,309,949
CURRENT LIABILITIES
Trade payables	USD	9,809	8.430	82,688	111,795
	EUR	49	10.657	519	2,015
	CHF	30	8.838	268	223
	NOK	68	1.317	90	74
	SEK	347	1.174	408	-
Borrowings	USD	8,718	8.430	73,492	40,153
TOTAL CURRENT LIABILITIES		19,021		157,465	154,260
TOTAL LIABILITIES		205,778		1,731,829	1,464,209

(1)       The exchange rates used are those of Banco Nación Argentina in effect as of September 30, 2014 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF), Norwegian Krones (NOK) and Swedish Kronor (SEK).  An average exchange rate is used for balances with related parties.

EDENOR S.A.
Notes to the Condensed Interim Financial Statements as of September 30, 2014 and December 31, 2013
(continued)

5.2               Concentration risk factors

•         Related to employees who are union members

On May 28 and October 16, 2014, the Secretariat of Labor (ST) issued ST Resolutions 836/14 and 1928/14 whereby the following is established:

•         A salary increase, until April 30, 2015, for Company employees who are represented by the Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the City of Buenos Aires -LyF-) and the Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies -APSEE-) of 15% from May 1, 2014 and of a cumulative 10% from July 1, 2014.

•         An increase, from May 1, 2014, of the percentage relating to employee seniority, which will amount to 2.12% of the basic salary, per year of seniority.

•         A 10% to 18% increase, from May 1, 2014, of the percentage relating to the non-calendar week modality of work.

The aforementioned Resolution applies also to the contractors whose employees are included in the collective bargaining agreements of the above-mentioned union/association.

5.3              Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

•         Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•         Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from the prices).

•         Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of September 30, 2014 and December 31, 2013

(continued)

The table below shows the Company’s financial assets measured at fair value at September 30, 2014 and December 31, 2013:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
At September 30, 2014
Assets
Cash and cash equivalents - Money market funds	63,814	-	-	63,814
Financial assets at fair value through profit or loss:
Government bonds	20,825	-	-	20,825
Money market funds	277,364	-	-	277,364
Total assets	362,003	-	-	362,003

At December 31, 2013
Assets
Cash and cash equivalents - Money market funds	219,887	-	-	219,887
Financial assets at fair value through profit or loss:
Government bonds	14,256	-	-	14,256
Government bonds - AESEBA trust	99,523	-	-	99,523
Money market funds	102,655	-	-	102,655
Total assets	436,321	-	-	436,321

6.                  Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements.

In preparing these condensed interim financial statements, there have been no changes in either the critical judgments made by the Company when applying its accounting policies or the information sources of estimation uncertainty with respect to those applied in the consolidated financial statements for the year ended December 31, 2013.

EDENOR S.A.
Notes to the Condensed Interim Financial Statements as of September 30, 2014 and December 31, 2013
(continued)

7.                   Contingencies and lawsuits

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the consolidated financial statements as of December 31, 2013, except for the following:

a.       Change of the interest rate applicable to historical lawsuit amounts

By Minutes 2601 of the Federal Court of Appeals in Labor Matters, dated May 21, 2014, it was established that the lending rate of Banco Nación Argentina used for the granting of loans, which at present stands at 18.6% p.a., would be replaced by the nominal rate for personal loans of Banco Nación Argentina, currently at 36% p.a. This change applies to all amounts of lawsuits pending judgment within the jurisdiction of the City of Buenos Aires.

The effect of this change in the applicable rate generated a loss of $ 31.6 million, which was recorded in the “Other operating expense, net” line item of the Condensed Interim Statement of Comprehensive (Loss) Income as of September 30, 2014.

b.      Legal action brought by the National Ombudsman

Purpose: presentation against the resolutions by which the new electricity rate schedule went into effect as from October 1, 2008 and the application of the Program for the Rational Use of Electric Power (PUREE).

Procedural stage of the proceedings: on December 7, 2009, the Company filed an appeal (“Queja por Recurso denegado”) to the Federal Supreme Court concerning the precautionary measure granted to the plaintiff, which is currently being analyzed by the Supreme Court. The file was joined to “CARBONEL SILVIA CRISTINA vs FEDERAL GOVERNMENT – MINISTRY OF PLANNING – ENERGY SECRETARIAT RESOLUTION 1196/08 1170/08, ACTION FOR THE PROTECTION OF A RIGHT GUARANTEED BY THE CONSTITUTION (AMPARO) LAW 16,986”, and treated as an Action for the protection of rights. On August 20, 2013, the Court in Contentious and Administrative Federal Matters No. 10 – Clerk’s Office No. 20 rejected the aforementioned action. This decision, which was appealed by the plaintiff, was confirmed in all its terms by Division IV of the Court of Appeals in Contentious and Administrative Federal Matters on May 20, 2014. The National Ombudsman filed an extraordinary appeal (“Recurso Extraordinario Federal”) that was declared inadmissible by the Appellate Court. Therefore, the National Ombudsman filed an appeal to the Federal Supreme Court. In view of the above, and at the Company’s request, on September 29, 2014, the Court of Original Jurisdiction formally declared that the once granted precautionary measure was no longer in force, thus allowing the Company to issue the corresponding demand for payment notices and proceed in each case in accordance with the Electric Power Supply Regulations of the Concession Agreement.

However, by Note No. 114039 dated October 11, 2014, the Regulatory Agency instructed the Company to abstain from cutting the power supply for unpaid balances until information is provided on the number of affected users and the magnitude of the amount owed by them so that the Regulatory Agency can evaluate such information and issue a precise instruction.

Amount: undetermined

Conclusion: no provision has been recorded for these claims in these condensed interim financial statements as the Company, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position. It is estimated that this legal action will be terminated in 2014.

EDENOR S.A.
Notes to the Condensed Interim Financial Statements as of September 30, 2014 and December 31, 2013
(continued)

c.       Legal action brought by the Company (“EDENOR S.A. VS ENRE RESOLUTION No. 336/12”)

Purpose: By this action, the Company challenges ENRE’s resolution pursuant to which the Company is ordered to:

- determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012;

- determine the discounts to be recognized to each of the customers identified in accordance with the preceding caption;

- credit such discounts on account of the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period;

- pay a compensation to each small-demand residential customer (T1R) who has been affected by the power cuts occurred during the aforementioned period, the amount of which will depend on the electricity outage duration, provided, however, that such power cut lasted more than 12 continuous hours.

Amount: not specified in the complaint.

Procedural stage of the proceedings: This resolution has been contested by the Company through a direct appeal (“Recurso Directo”), which is pending in Division IV of the Court of Appeals in Contentious and Administrative Federal Matters. Notice of the legal bases of the aforementioned appeal, which was filed on February 4, 2014, has not yet been served upon the ENRE.

d.      Legal action brought by ASOCIACIÓN DE DEFENSA DE DERECHOS DE USUARIOS Y CONSUMIDORES – ADDUC

Purpose: that the Company be ordered to reduce or mitigate the default or late payment interest rates charged to customers who pay their bills after the first due date, inasmuch as they violate section 31 of Law No. 24,240, ordering both the non application of pacts or accords that stipulate the interest rates that are being applied to the users of electricity –their unconstitutional nature– as well as the reimbursement of interest amounts illegally collected from users of the service from August 15, 2008 through the date on which the defendant complies with the order to reduce interest. It is also requested that the value added tax (VAT) and any other taxes charged on the portion of the surcharge illegally collected be reimbursed.

Amount: undetermined

Procedural stage of the proceedings: On November 11, 2011, the Company answered the complaint and filed a motion to dismiss for both lack of standing to sue (“excepción de falta de legitimación activa”) and the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), currently in process, requesting as well that a summons be served upon the ENRE as a third-party defendant. Notice of these pleadings was served upon the plaintiff. Prior to rendering a decision on the motion to dismiss, the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3 provide it with the proceedings “Consumidores Financieros Asociación Civil vs EDESUR and Other defendants, for breach of contract”. As of the date of issuance of these condensed interim financial statements, the Court has not received the requested file. On April 8, 2014, the Court in Civil and Commercial Federal Matters No. 9 – Clerk’s Office No. 17 admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), and ordered that the proceedings be sent to Federal Court No. 2 – Clerk’s Office No. 3 to be dealt with thereat, thus joining them to the case entitled “consumidores financieros vs Edesur and other defendants, for breach of contract”.

EDENOR S.A.
Notes to the Condensed Interim Financial Statements as of September 30, 2014 and December 31, 2013
(continued)

e.       Legal action brought by the Company (“EDENOR S.A. VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE IN FORMA PAUPERIS”)

On June 28, 2013, the Company instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22.

Purpose of the main proceedings: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Memorandum of Understanding concerning the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – Adjustment Agreement) entered into with Edenor in 2006, and for damages caused as a result of such breach.

Procedural stage of the proceedings: On November 22, 2013, the Company amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. As of the date of this report, notice of the complaint has not yet been served upon the defendant. On February 3, 2014, the Company applied for the immediate granting of a provisional remedy in order to maintain an efficient and safe service, requesting that until judgment is passed on the merits of the case, the Federal Government be compelled to provide the Company with economic assistance, whether by means of a temporary rate adjustment or through government grants. It was ordered that notice of said presentation be served upon the Federal Government – Ministry of Federal Planning.

On May 27, 2014, the court hearing the case rejected the provisional remedy sought by the Company. Within the procedural term granted for such purpose, the Company filed an appeal, which was allowed. Therefore, the proceedings have been sent to Division V of the Court in Contentious and Administrative Federal Matters to be dealt with and resolved.

EDENOR S.A.
Notes to the Condensed Interim Financial Statements as of September 30, 2014 and December 31, 2013
(continued)

8.                  Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.13
Cost	133,155	1,367,062	3,778,595	1,769,798	538,668	1,042,590	50,577	8,680,445
Accumulated depreciation	(37,052)	(501,649)	(1,872,408)	(713,878)	(366,151)	-	-	(3,491,138)
Net amount	96,103	865,413	1,906,187	1,055,920	172,517	1,042,590	50,577	5,189,307

Additions	-	-	-	-	7,407	1,003,255	28,294	1,038,956
Disposals	-	(62)	(267)	(256)	(2)	-	-	(587)
Transfers	17,097	63,213	172,068	131,873	45,530	(429,781)	-	-
Depreciation for the period	(4,893)	(27,522)	(68,787)	(44,134)	(28,173)	-	-	(173,509)
Net amount 09.30.14	108,307	901,042	2,009,201	1,143,403	197,279	1,616,064	78,871	6,054,167

At 09.30.14
Cost	150,252	1,425,841	3,949,645	1,901,177	591,513	1,616,064	78,871	9,713,363
Accumulated depreciation	(41,945)	(524,799)	(1,940,444)	(757,774)	(394,234)	-	-	(3,659,196)
Net amount	108,307	901,042	2,009,201	1,143,403	197,279	1,616,064	78,871	6,054,167

•            During the period ended September 30, 2014, direct costs capitalized amounted to $ 112.8 million.

•            Financial costs capitalized for the period ended September 30, 2014 amounted to $ 7.2 million.

EDENOR S.A.
Notes to the Condensed Interim Financial Statements as of September 30, 2014 and December 31, 2013
(continued)

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.12
Cost	143,408	1,242,566	3,488,557	1,649,273	523,893	590,535	30,285	7,668,517
Accumulated depreciation	(38,061)	(466,295)	(1,784,028)	(658,220)	(377,314)	-	-	(3,323,918)
Net amount	105,347	776,271	1,704,529	991,053	146,579	590,535	30,285	4,344,599

Additions	-	-	-	-	20,933	658,216	15,699	694,848
Disposals	-	-	(440)	-	-	-	-	(440)
Transfers	5,453	126,537	200,225	81,079	16,218	(429,512)	-	-
Depreciation for the period	(3,176)	(26,844)	(66,321)	(41,592)	(19,039)	-	-	(156,972)
Discontinued operations	(15,723)	-	-	-	(18,478)	(55)	-	(34,256)
Net amount 09.30.13	91,901	875,964	1,837,993	1,030,540	146,213	819,184	45,984	4,847,779

At 09.30.13
Cost	127,637	1,370,079	3,688,059	1,730,352	503,648	819,184	45,984	8,284,943
Accumulated depreciation	(35,736)	(494,115)	(1,850,066)	(699,812)	(357,435)	-	-	(3,437,164)
Net amount	91,901	875,964	1,837,993	1,030,540	146,213	819,184	45,984	4,847,779

•            During the period ended September 30, 2013, direct costs capitalized amounted to $ 114.2 million.

•            Financial costs capitalized for the period ended September 30, 2013 amounted to $ 23.9 million.

EDENOR S.A.
Notes to the Condensed Interim Financial Statements as of September 30, 2014 and December 31, 2013
(continued)

9.                  Other receivables

	09.30.14	12.31.13
Non-current:
Receivable from minimum presumed income	159,491	127,386
Tax credits	1,798	1,107
Financial receivable	74,555	60,994
Related parties (Note 25)	6,699	7,279
Other	3,062	2,629
Total Non-current	245,605	199,395

Current:
Prepaid expenses	4,370	2,751
Receivable from CMM (1)	-	362,721
Value added tax	134,595	81,214
Advances to suppliers	10,976	21,790
Advances to personnel	1,377	4,718
Security deposits	2,424	1,980
Financial receivable	4,510	2,925
Receivable with FOCEDE	65,177	-
Receivables from activities other than the main activity	42,026	52,238
Related parties (Note 25)	5,973	1,186
Margins on derivative financial instruments (Note 30)	8,804	-
Allowance for the impairment of other receivables	(14,099)	(20,412)
Judicial deposits	10,413	1,786
Other	215	9,215
Total Current	276,761	522,112

(1)   As of September 30, 2014 and December 31, 2013, net of both the trade payable with CAMMESA for $ 2.2 billion and $ 1.3 billion, respectively and the PUREE-related payable for $ 1.8 billion and $ 1.7 billion, respectively, which were offset as established in SE Resolution 250/13 and SE Notes 6852/13, 4012/14 and 486/14. See Note 2.

The carrying amount of the Company’s other financial receivables approximates their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	09.30.14	09.30.14
Balance at beginning of year	20,412	16,011
Increase	297	5,253
Decrease	(4,771)	(744)
Recovery	(1,839)	-
Balance at end of period	14,099	20,520

EDENOR S.A.
Notes to the Condensed Interim Financial Statements as of September 30, 2014 and December 31, 2013
(continued)

10.               Trade receivables

	09.30.14	12.31.13
Current:
Sales of electricity - Billed (1)	633,993	542,324
Sales of electricity – Unbilled	219,549	236,761
Framework Agreement	68,847	56,928
National Fund of Electricity	9,126	5,290
Bonds for the cancellation of debts of the Province of Bs. As.	-	1,701
Specific fee payable for the expansion of the network,transportation and others	15,300	10,536
Receivables in litigation	31,336	22,740
Allowance for the impairment of trade receivables	(81,275)	(73,185)
Total Current	896,876	803,095

(1)                  Net of stabilization factor.

The carrying amount of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	09.30.14	09.30.14
Balance at beginning of year	73,185	63,265
Increase	12,853	31,120
Decrease	(4,763)	(74)
Discontinued operations	-	(22,541)
Balance at end of period	81,275	71,770

11.                Financial assets at fair value through profit or loss

	09.30.14	12.31.13
Current
Government bonds	20,825	14,256
Government bonds - AESEBA trust	-	99,523
Money market funds	277,364	102,655
Total current	298,189	216,434

12.               Cash and cash equivalents

	09.30.14	12.31.13	09.30.13
Cash and banks	35,904	19,837	31,517
Time deposits	4,777	3,749	1,062
Money market funds	63,814	219,887	254,904
Total cash and cash equivalents	104,495	243,473	287,483

EDENOR S.A.
Notes to the Condensed Interim Financial Statements as of September 30, 2014 and December 31, 2013
(continued)

13.               Share capital and additional paid-in capital

At September 30, 2014, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Furthermore, the Board of Directors meeting held on October 16, 2014, called an Extraordinary Shareholders’ Meeting for November 18, 2014 to deal with the extension for three years of the term for holding the treasury shares acquired within the framework of section 64 of Law No. 26,831.

Section 94 – Sub-section 5 – Argentine Business Organizations Law

At September 30, 2014, the Company’s negative equity amounts to $ 267.4 million. Therefore, should this situation continue to remain by the end of the current fiscal year, the Company will be subject to complying with the provisions of Section 94, sub-section 5 of Argentine Business Organizations Law No. 19,550, which provide for the dissolution of companies in the event of loss of capital stock.

As of the date of issuance of these condensed interim financial statements, and as described in Note 32, due to events occurring after the closing date, the Company has overcome this situation.  Nevertheless, the Company Board of Directors is analyzing different scenarios aimed at improving the Company’s economic and financial situation, while taking the appropriate steps with the pertinent authorities.

14.               Trade payables

	09.30.14	12.31.13
Non-current
Suppliers	455	794
Customer deposits	58,996	54,524
Customer contributions	113,554	113,778
Funding contributions - substations	51,700	51,700
Total Non-current	224,705	220,796

Current
Payables for purchase of electricity - CAMMESA (1)	2,760,035	1,500,609
Provision for unbilled electricity purchases - CAMMESA	246,073	280,935
Suppliers	571,690	510,612
Customer contributions	146,096	176,800
Funding contributions - substations	17,731	12,352
Total Current	3,741,625	2,481,308

(1)   As of September 30, 2014 and December 31, 2013, net of $ 2.2 billion and $ 1.2 billion, respectively, offset in accordance with the provisions of SE Resolution 250/13 and SE Notes 6852/13, 4012/14 and 486/14. See Note 2.

The carrying amount of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

EDENOR S.A.
Notes to the Condensed Interim Financial Statements as of September 30, 2014 and December 31, 2013
(continued)

15.                Other payables

	09.30.14	12.31.13
Non-current
Program for the rational use of electric power (1)	292,384	108,603
ENRE penalties and discounts	977,878	836,115
Liability with FOTAE	48,960	-
Total Non-current	1,319,222	944,718

Current
ENRE penalties and discounts	77,334	87,658
Mutuum with CAMMESA (Note 28)	162,000	-
Liability with FOCEDE	3,666	4,237
Liability with FOTAE	-	48,960
Related parties (Note 25)	2,096	2,028
Advances for works to be performed	11,418	-
Other	1,492	4,294
Total Current	258,006	147,177

(1)    As of September 30, 2014 and December 31, 2013, net of $ 1.8 billion and $ 1.7 billion, respectively, offset in accordance with the provisions of SE Resolution 250/13 and SE Notes 6852/13, 4012/14 and 486/14. See Note 2.

The carrying amount of the Company’s other financial payables approximates their fair value.

16.               Borrowings

	09.30.14	12.31.13
Non-current
Corporate notes (1) (2)	1,574,364	1,309,949
Total non-current	1,574,364	1,309,949

Current
Financial loans	-	430
Interest	73,492	40,153
Total current	73,492	40,583

(1)    Net of debt repurchase and issuance expenses.

(2)    On March 27, 2014, the repurchased Corporate Notes that the Company held in its portfolio were written off. See Note 26.

EDENOR S.A.
Notes to the Condensed Interim Financial Statements as of September 30, 2014 and December 31, 2013
(continued)

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

	09.30.14	12.31.13
Fixed rate
Less than 1 year	73,492	40,583
From 3 to 4 years	124,427	-
More than 4 years	1,449,937	1,309,949
	1,647,856	1,350,532

At September 30, 2014 and December 31, 2013, the fair values of the Company’s non-current borrowings (Corporate Notes) amount approximately to $ 1.2 billion and 0.9 billion, respectively. Such values were calculated on the basis of the estimated market price of the Company’s corporate notes at the end of the period/year.

17.                Salaries and social security taxes payable

	09.30.14	12.31.13
Non-current
Early retirements payable	3,431	1,164
Seniority-based bonus	28,091	24,795
Total non-current	31,522	25,959

Current
Salaries payable and provisions	476,074	383,096
Social security taxes payable	44,081	35,832
Early retirements payable	2,429	1,929
Total current	522,584	420,857

EDENOR S.A.
Notes to the Condensed Interim Financial Statements as of September 30, 2014 and December 31, 2013
(continued)

18.               Income tax and tax on minimum presumed income / Deferred tax

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company as of December 31, 2013, except for the following:

	09.30.14	12.31.13
Deferred tax assets:
Deferred tax assets to be recovered in more than 12 months
Inventories	152	93
Trade receivables	18,637	26,244
Other payables	256,306	223,965
Salaries and social security taxes payable	19,439	4,318
Benefit plans	42,113	35,942
Tax liabilities	16,417	15,725
Provisions	44,000	32,826
	397,064	339,113
Deferred tax liabilities:
Deferred tax liabilities to be recovered in more than 12 months
Property, plant and equipment	(388,401)	(398,953)
Financial assets at fair value through profit or loss	(1,231)	(1,231)
Borrowings	(11,517)	(12,356)
	(401,149)	(412,540)
Net deferred tax liabilities	(4,085)	(73,427)

The detail of the income tax charge is as follows:

	09.30.14	09.30.13
Current tax	-	-
Deferred tax	69,342	60,330
Total income tax expense	69,342	60,330

EDENOR S.A.
Notes to the Condensed Interim Financial Statements as of September 30, 2014 and December 31, 2013
(continued)

19.               Tax liabilities

	09.30.14	12.31.13
Non-current
Tax regularization plan	3,474	4,406
Total Non-current	3,474	4,406

Current
Tax on minimum presumed income payable	26,061	24,876
Provincial, municipal and federal contributions and taxes	65,207	53,620
Tax withholdings	33,458	25,761
SUSS (Social Security System) withholdings	1,303	1,582
Municipal taxes	38,711	36,170
Tax regularization plan	1,748	40,460
Total Current	166,488	182,469

20.              Provisions

	Non-current liabilities	Current liabilities
	Contingencies	Contingencies
At 12.31.13	83,121	10,667

Increases	33,228	26,067
Decreases	(4)	(27,366)
At 09.30.14	116,345	9,368

	Non-current liabilities	Current liabilities
	Contingencies	Contingencies
At 12.31.12	80,019	10,493

Increases	-	22,492
Decreases	(10,320)	(8,788)
Discontinued operations	(3,296)	(4,162)
At 09.30.13	66,403	20,035

21.               Revenue from sales

	Nine months at
	09.30.14	09.30.13
Sales of electricity (1)	2,703,446	2,532,765
Right of use on poles	41,328	32,306
Connection charges	2,884	2,995
Reconnection charges	545	425
Total Revenue from sales	2,748,203	2,568,491

(1)   Includes revenue from the application of Resolution 347/12 for $ 397.7 million and $ 414.3 million for the nine-month periods ended September 30, 2014 and 2013, respectively.

EDENOR S.A.
Notes to the Condensed Interim Financial Statements as of September 30, 2014 and December 31, 2013
(continued)

22.              Expenses by nature

The detail of expenses by nature is as follows:

	Nine months at 09.30.14
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	955,598	173,510	162,426	1,291,534
Pension plans	20,016	3,634	3,402	27,052
Communications expenses	8,590	29,648	2,102	40,340
Allowance for the impairment of trade and other receivables	-	13,150	-	13,150
Supplies consumption	159,062	-	8,120	167,182
Leases and insurance	6,769	-	24,878	31,647
Security service	19,812	192	10,516	30,520
Fees and remuneration for services	539,010	187,849	92,476	819,335
Public relations and marketing	-	-	4,124	4,124
Advertising and sponsorship	-	-	2,124	2,124
Reimbursements to personnel	828	250	1,169	2,247
Depreciation of property, plant and equipment	153,744	12,198	7,567	173,509
Directors and Supervisory Committee members’ fees	-	-	2,182	2,182
ENRE penalties	179,100	11,330	-	190,430
Taxes and charges	-	29,150	5,648	34,798
Other	182	49	1,142	1,373
Nine months at 09.30.14	2,042,711	460,960	327,876	2,831,547

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment at September 30, 2014 for $ 112.8 million.

	Nine months at 09.30.13
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	532,963	129,468	100,236	762,667
Pension plans	11,592	2,930	3,194	17,716
Communications expenses	5,526	23,506	1,217	30,249
Allowance for the impairment of trade and other receivables	-	36,373	-	36,373
Supplies consumption	82,050	-	4,928	86,978
Leases and insurance	4,941	-	16,069	21,010
Security service	12,672	436	7,403	20,511
Fees and remuneration for services	473,192	137,038	73,512	683,742
Public relations and marketing	-	-	2,123	2,123
Advertising and sponsorship	-	-	1,093	1,093
Reimbursements to personnel	703	118	688	1,509
Depreciation of property, plant and equipment	144,644	6,548	5,780	156,972
Directors and Supervisory Committee members’ fees	-	-	1,890	1,890
ENRE penalties	125,908	41,020	-	166,928
Taxes and charges	-	23,210	3,869	27,079
Other	192	22	928	1,142
Nine months at 09.30.13	1,394,383	400,669	222,930	2,017,982

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment at September 30, 2013 for $ 114.2 million.

EDENOR S.A.
Notes to the Condensed Interim Financial Statements as of September 30, 2014 and December 31, 2013
(continued)

23.              Net financial expense

	Nine months at
	09.30.14	09.30.13
Financial income
Late payment charges	32,477	33,680
Financial interest (1)	149,597	209,704
Total financial income	182,074	243,384

Financial expenses
Interest and other (2)	(134,244)	(118,271)
Tax-related interest	(4,999)	(8,970)
Commercial interest	(337,702)	(231,673)
Bank fees and expenses	(7,759)	(8,575)
Total financial expenses	(484,704)	(367,489)

Other financial expense
Exchange differences	(404,319)	(209,833)
Adjustment to present value of receivables	4,462	328
Changes in fair value of financial assets	51,705	1,914
Net gain from the repurchase of Corporate Notes	44,388	65,655
Other financial expense	(14,890)	(9,860)
Total other financial expense	(318,654)	(151,796)
Total net financial expense	(621,284)	(275,901)

(1)      Includes interest on cash equivalents at September 30, 2014 and 2013 for $ 17.6 million and $ 37.6 million, respectively.

(2)      Net of interest capitalized at September 30, 2014 and 2013 for $ 7.2 million and $ 23.9 million, respectively.

24.              Basic and diluted (loss) earnings per share

Basic

The basic (loss) earnings per share are calculated by dividing the result attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of September 30, 2014 and 2013, excluding common shares purchased by the Company and held as treasury shares.

The basic (loss) earnings per share coincide with the diluted (loss) earnings per share, inasmuch as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

	Nine months at
	09.30.14		09.30.13
	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations
(Loss) Profit for the period attributable to the owners of the Company	(1,443,701)	-	887,148	(95,108)
Weighted average number of common shares outstanding	897,043	897,043	897,043	897,043
Basic and diluted (loss) earnings per share – in pesos	(1.61)	-	0.99	(0.11)

EDENOR S.A.
Notes to the Condensed Interim Financial Statements as of September 30, 2014 and December 31, 2013
(continued)

25.               Related-party transactions

•            The following transactions were carried out with related parties:

a.               Income

		Nine months at
Company	Concept	09.30.14	09.30.13

CYCSA	Other income	4,956	3,421
PYSSA	Advertising on EDENOR bill	2	-
PESA	Interest	-	11,423
		4,958	14,844

b.              Expense

		Nine months at
Company	Concept	09.30.14	09.30.13

EASA	Technical advisory services on financial matters	(14,821)	(9,845)
SACME	Operation and oversight of the electric power transmission system	(13,901)	(10,528)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	Legal fees	(205)	-
PYSSA	Financial and granting of loan services to customers	(69)	(73)
		(28,996)	(20,446)

•            The balances with related parties are as follow:

c.               Receivables and payables

	09.30.14	12.31.13
Other receivables
SACME	7,413	7,935
CYCSA	5,259	530
	12,672	8,465

	09.30.14	12.31.13
Trade and Other payables
SACME	(2,096)	(2,027)
EASA	-	(1)
	(2,096)	(2,028)

d.              Key management personnel’s remuneration

	Nine months at
	09.30.14	09.30.13
Salaries	42,249	31,910
	42,249	31,910

EDENOR S.A.
Notes to the Condensed Interim Financial Statements as of September 30, 2014 and December 31, 2013
(continued)

26.              Termination of Trust for the sale of AESEBA/EDEN’s assets

At the date of issuance of these condensed interim financial statements, the changes with respect to the situation reported by the Company as of December 31, 2013 are as follow.

The Trust has purchased the totality of Edenor Corporate Notes due in 2017 and 2022 indicated in the respective trust agreement for USD 10 million and USD 68 million of nominal value, respectively. On March 27, 2014, these Corporate Notes were written off.

Due to the repurchases of the Company’s own debt made by the Trust, at September 30, 2014, the Company recorded a gain of $ 44.4 million, which has been included in the “Other financial expense” line item of the Statement of Comprehensive (Loss) Income.

Additionally, on April 5, 2014, the Trust was terminated and liquidated.

27.               Electric works arrangement - Agreement for the supply of electric power to Mitre and Sarmiento railway lines

At the date of issuance of these condensed interim financial statements there are no significant changes with respect to the situation reported by the Company as of December 31, 2013, except for the following:

During the period being reported, the Company received disbursements for $ 59.4 million, relating to installments 1 through 3, in addition to the advance payment collected in fiscal year 2013 for $ 20 million. As of September 30, 2014, the Company recorded $ 41.6 million as Non-current deferred revenue and $ 37.8 million as Non-current trade payables – Customer contributions.

28.              Loan for consumption (mutuum) and assignment of secured receivables – Higher salary costs

On June 24, 2014, by Note 4012/14, the Energy Secretariat instructed CAMMESA to enter into a Loan for consumption (Mutuum) and assignment of secured receivables agreement with the Company in order to provide the latter with the necessary financing to cover the higher salary costs indicated in Note 5.2. The aforementioned agreement was entered into on July 10, 2014.

                The reimbursement of the funds will be guaranteed by the Company with the assignment of the excess future Sale Settlements with Maturity Dates to be Determined (Liquidaciones de Venta con Fecha de Vencimiento a Definir - LVFVD) to be issued, as a result of the application of SE Resolution 250/13, as described in Note 2.c.III to the Separate Financial Statements as of December 31, 2013.

At the date of issuance of these condensed interim financial statements, the Company does not have any excess LVFVD.

As of September 30, 2014, the debt under this financing amounts to $ 162 million and has been disclosed in the Other current payables account.

EDENOR S.A.
Notes to the Condensed Interim Financial Statements as of September 30, 2014 and December 31, 2013
(continued)

29.              Loan for consumption (mutuum) and assignment of secured receivables – Extraordinary Investment Plan

On September 26, 2014, the Energy Secretariat, by Resolution 65/14, instructed CAMMESA to enter into a Loan for consumption (Mutuum) and assignment of secured receivables agreement with the Company for a total of $ 500 million in order to provide the latter with financing to cover the Extraordinary Investment Plan as a consequence of the temporary insufficiency of the revenue deriving from Resolution 347/12, mentioned in Note 2.  The aforementioned agreement was entered into on September 30, 2014. Subsequent to both the closing date and the date of issuance of these condensed interim financial statements, the Company has received from CAMMESA disbursements for $ 200 million.

As from the end of the grace period that the Energy Secretariat will estipulate along with the methodology and terms for the reimbursement of the financing, the Company will assign and transfer in favor of CAMMESA, as security for the performance of the obligations assumed and the repayment of the financing granted, the amounts receivable which the Company may have with the MEM up to the actual amount of the financing.

At the date of issuance of these condensed interim financial statements, the Company does not have any amount receivable with the MEM.

30.              Currency futures

On September 30, 2014, with the aim of hedging the currency risk associated with the payment of the next interest coupon, the Company entered into futures contracts to buy US dollars for a nominal value of USD 9.4 million, at the average rate of exchange of 9.977 pesos per US dollar, expiring in April 2015. Those contracts are secured for a value of $ 8.8 million and have been disclosed in the other current receivables account. As of September 30, 2014, these transactions have had no economic impact.

31.               Safekeeping of documentation

On August 14, 2014, the National Securities Commission (CNV) issued General Resolution No. 629 which introduced changes to its regulations concerning the safekeeping and preservation of corporate books, accounting books and commercial documentation. In this regard, it is informed that for safekeeping purposes the Company has sent its workpapers and non-sensitive information, whose periods for retention have not expired, to the warehouses of the firm Iron Mountain Argentina S.A., located at:

-          1245 Azara St. – City of Buenos Aires

-          2163 Don Pedro de Mendoza Av. – City of Buenos Aires

-          2482 Amancio Alcorta Av. – City  of Buenos Aires

-          Tucumán St. on the corner of El Zonda, Carlos Spegazzini City, Ezeiza, Province of Buenos Aires

Furthermore, on February 5, 2014 a publicly known incident occurred in the warehouses of Iron Mountain S.A. located at 1245 Azara St. As of the date of issuance of these condensed interim financial statements, the Company has not been informed about whether the documentation stored thereat had been effectively affected by the fire or the condition thereof after the incident.

Nevertheless, in accordance with the internal survey carried out by the Company, the results of which were duly informed to the CNV on February 18, 2014, the fire affected between 20% and 30% of Edenor’s documentation that Iron Mountain S.A. had in its warehouse and under its custody, which, it is estimated, does not affect the normal development of the business.

Furthermore, the detail of the documentation stored outside the Company’s offices for safekeeping purposes, as well as the documentation referred to in section 5 sub-section a.3) of Caption I of Chapter V of Title II of the REGULATIONS (Technical Rule 2013, as amended) is available at the Company’s registered office.

EDENOR S.A.
Notes to the Condensed Interim Financial Statements as of September 30, 2014 and December 31, 2013
(continued)

32.              Events after the reporting period

Recognition of CMM

On October 9, 2014, the Energy Secretariat issued SE Note 486/14 which, among other issues, extends the effects of SE Resolution 250/13 through August 2014 and instructs CAMMESA to proceed to its application (See Note 2).

The aforementioned Note instructs CAMMESA to apply SE Resolution 250/13 using for calculation purposes relating to August 31, 2014 the information provided by the ENRE in its Note No. 113,984 dated October 2, 2014.

As of September 30, 2014, due to the fact that the aforementioned note was issued after the closing date of the reporting period, the Company has not recognized the scope thereof, whose effects would have resulted in the Company’s Equity and Loss for the period amounting to $ 602.5 million and $ 573.8 million, respectively.

Had Note 486/14 been applied, the impact on the Company’s Statement of Financial Position as of September 30, 2014 would have been the following:

SE Note 486/14
Other receivables
Cost Monitoring Mechanism	833,660
Net interest CMM – PUREE	36,231
Other payables - Program for the rational use of electric power	(187,665)
Trade payables – CAMMESA	(682,226)
LVFVD to be issued	-

33.              Financial Statements translation into English language

These financial statements are the English translation of those originally prepared by the Company in Spanish and presented in accordance with accounting principles generally accepted in Argentina. The effects of the differences between the accounting principles generally accepted in Argentina and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, statements of comprehensive income, changes in equity or cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

RICARDO TORRES
Chairman

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.

(EDENOR S.A.)

6363 Del Libertador Ave. – City of Buenos Aires

ADDITIONAL INFORMATION AS OF SEPTEMBER 30, 2014 REQUIRED BY

  SECTION No. 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS

  SECTION No. 12 CHAPTER III OF GENERAL RESOLUTION No. 622 OF THE NATIONAL SECURITIES COMMISSION

EDENOR S.A

INFORMATION REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS
and SECTION 12 OF GENERAL RESOLUTION No. 622 OF THE NATIONAL

SECURITIES COMMISSION

(Amounts stated in thousands of pesos)

GENERAL ISSUES CONCERNING THE COMPANY’S ACTIVITY

1.     The Company is subject to specific and significant legal regulations that could imply the possible removal or reinstatement of benefits contemplated by said regulations.

2.    No significant changes have been made to the Company’s activities nor have any other similar circumstances occurred that may affect the comparison of the financial statements with those presented in previous years.

RECEIVABLES AND PAYABLES

3.    Classification according to maturity

             a) Past due:

             a.1) Past due receivables are as follow:

	Trade receivables	Other receivables
Up to three months	154,381	13,716
From three to six months	35,671	1,935
From six to nine months	26,695	3,491
From nine months to one year	44,355	360
More than one year	343,205	13,038
	604,307	32,540

             a.2) Past due payables are as follow:

Payables
Up to three months	847,324
From three to six months	649,823
From six to nine months	745,935
From nine months to one year	399,842
More than one year	642,494
3,285,418

             b) With no specified due date:

Payables with no specified due date amount to:	1,319,222

             c) To become due:

             c.1) Receivables to become due are as follow:

	Trade receivables	Other receivables
Up to three months	373,844	32,892
From three to six months	-	208,621
From six to nine months	-	4,393
From nine months to one year	-	12,414
More than one year	-	168,861
More than two years	-	76,744
	373,844	503,925

EDENOR S.A

INFORMATION REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS
and SECTION 12 OF GENERAL RESOLUTION No. 622 OF THE NATIONAL

SECURITIES COMMISSION (continued)

c.2) The total amount of payables to become due is as follows:

Payables
Up to three months	826,950
From three to six months	149,665
From six to nine months	189,059
From nine months to one year	325,193
From one to two years	196,801
More than two years	1,840,593
3,528,261

4.           Classification of receivables and payables according to the financial effect they produce

	Receivables	Payables

Non-bearing interest in local currency	1,018,250	(4,367)
Non-bearing interest in foreign currency	28,523	-
Interest bearing in local currency	343,947	(2,034)
Interest bearing in foreign currency	-	(1,732)

5.           Companies under section 33 - Law No. 19,550

a) At September 30, 2014, the credit balance with Companies under section 33 - Law No. 19,550 amounts to 12,672, which is disclosed in Note 25 to the condensed interim financial statements. The detail is as follows:

SACME S.A.	7,413
CYCSA	5,259

b) The debit balance has also been disclosed in Note 25 to the condensed interim financial statements and amounts to 2,096. The detail is as follows:

SACME S.A.	2,096

c) There are no debit balances in kind or subject to adjustment clauses.

6.    There are not, and there have not been during the period/year, significant trade receivables or loans granted to directors, supervisory committee members or relatives thereof up to and including the second degree of kinship.

EDENOR S.A

INFORMATION REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS
and SECTION 12 OF GENERAL RESOLUTION No. 622 OF THE NATIONAL

SECURITIES COMMISSION (continued)

PHYSICAL STOCK-TAKING OF INVENTORIES

7.     The Company owns supplies which are verified through periodic stocktakings over the fiscal year.

CURRENT VALUES

8.    There are no inventories, property, plant and equipment or other significant assets valued on the basis of the current value criterion.

PROPERTY, PLANT AND EQUIPMENT

9.    There is no property, plant and equipment that has been subject to technical revaluation.

10.  There is no significant property, plant and equipment in obsolete condition.

INVESTMENTS IN OTHER COMPANIES

11.   There are no investments in other companies in excess of the limit permitted by section 31 of Law No. 19,550.

RECOVERABLE VALUES

12.      The recoverable value of property, plant and equipment, taken as a whole, has been determined on the basis of its value in use. There are no significant assets whose recoverable values are lower than their book values, in respect of which an allowance has not been recorded.

INSURANCE

13.  The detail of the insured assets, risks covered, amounts insured and accounting values is as follows:

		Amounts	Accounting
Insured assets	Risk covered	insured	value

Substations	All operating risks	Total (*)	901,042

Transformer chambers and	All operating risks	Total (*)	506,187
platforms (excluding civil
construction works)

Real property (excluding land)	All operating risks	Total (*)	108,307

Furniture, tools and equipment (except	All operating risks	Total (*)	83,988
transportation equipment)

Construction in process - Transmission,	All operating risks	Total (*)	1,616,064
Distribution and Other assets
Transportation equipment	Theft and third-party liability		66,406
Total			3,281,994

(*) Includes: fire, partial theft, tornado, hurricane, earthquake, earth tremor, flooding and debris removal from facilities, with the total amount insured being USD 1,059,142,771.

The Company Management believes that usual risks are sufficiently covered.

EDENOR S.A

INFORMATION REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS
and SECTION 12 OF GENERAL RESOLUTION No. 622 OF THE NATIONAL

SECURITIES COMMISSION (continued)

POSITIVE AND NEGATIVE CONTINGENCIES

14.  The Company has recorded the necessary provisions to cover potential losses arising from the technical assessment of the existing risk, the actual occurrence of which is dependent on future events that are deemed likely to occur.

15.   The Board of Directors believes that the condensed interim financial statements include the necessary items to confront any probable risks.

IRREVOCABLE ADVANCES ON ACCOUNT OF FUTURE CAPITAL SUBSCRIPTIONS

16.  There are no irrevocable advances.

17.   There are no unpaid cumulative dividends on preferred shares.

18. In accordance with the provisions of Law No. 19,550 and the By-laws, dividends may be distributed after an amount of the profits has been allocated to the legal reserve (five percent of those profits), the remuneration of Board of Directors and Supervisory Committee members in excess of the amounts accrued in the condensed interim financial statements, the payment of profit-sharing bonds held by employees and other appropriations which the Shareholders’ Meeting may determine, such as voluntary reserves.

Additionally, as stipulated in the Adjustment Agreement entered into by and between Edenor and the Federal Government, the Company must submit for the approval of the regulatory agency any distribution of dividends.

Moreover, were the Company to lose its Investment Grade rating or were its Level of Indebtedness to become higher than 2.5, the negative covenants included in the corporate notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, purchases of Edenor’s shares or payments on subordinated debt, would apply.

Buenos Aires, November 7, 2014.

RICARDO TORRES
Chairman

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

6363 Del Libertador Ave. - Capital Federal

INFORMATIVE SUMMARY

AS OF SEPTEMBER 30, 2014

(Amounts stated in thousands of pesos)

In accordance with the provisions of the National Securities Commission (Periodic Reporting Requirements - Title IV – Chapter III), these condensed interim financial statements as of September 30, 2014 have been prepared in accordance with IFRS. Additional information in Note 3 to the condensed interim financial statements.

1.                   The Company’s activities

(Not covered by the Independent Auditors’ Report)

In the interim nine-month period ended September 30, 2014, the Company recorded a net loss of 1,443,701. At the end of the period, the Company’s negative equity amounts to 267,399.

The operating loss amounted to 891,759.

The investment in property, plant and equipment totaled 1,038,956. This amount was mainly allocated to increasing service quality levels and meeting current and new customer demand.

2.                  Comparative financial position structure

ACCOUNTS	09.30.14	12.31.13

Current assets	1,695,094	1,868,967
Non-current assets	6,300,206	5,389,129
Total Assets	7,995,300	7,258,096

Current liabilities	4,785,653	3,283,061
Non-current liabilities	3,477,046	2,798,733
Total Liabilities	8,262,699	6,081,794
Equity	(267,399)	1,176,302

Total Liabilities and Equity	7,995,300	7,258,096

3.                  Comparative income structure

	Nine months at
ACCOUNTS	09.30.14	09.30.13

Net loss	(1,496,640)	(1,032,606)
Other expense, net	(131,226)	(77,298)
Revenue from non-reimbursable customer contributions	573	-
Higher costs recognition - SE Resolution 250/13 and SE Notes 6852/13 and 4012/14	735,534	2,212,623
Financial expense and holding losses	(621,284)	(275,901)

(Loss) Profit before taxes	(1,513,043)	826,818

Income tax	69,342	60,330
Loss from discontinued operations	-	(95,108)

Net (loss) profit for the period	(1,443,701)	792,040

4.                  Comparative cash flows structure

	Nine months at
ACCOUNTS	09.30.14	09.30.13

Subtotal before CAMMESA commercial financing	(1,202,343)	(517,855)
Net increase for funds obtained - CAMMESA financing	2,297,474	1,587,655
Net cash flows provided by operating activities	1,095,131	1,069,800
Net cash flows used in investing activities	(1,158,941)	(781,219)
Net cash flows used in financing activities	(75,714)	(70,385)
Total cash flows (used) provided	(139,524)	218,196

5.                   Statistical data (in units of power)

(Not covered by the Independent Auditors’ Report)

		Nine months at
CONCEPT	UNIT	09.30.14	09.30.13

Sales of electricity (1)	GWh	16,065	16,306
Electric power purchases (1)	GWh	18,800	18,723

 (1) The related amounts include toll fees.

6.                  Ratios

RATIOS		09.30.14	12.31.13

Liquidity	Current assets (1)	0.35	0.57
	Current liabilities (1)

Solvency	Equity	(0.03)	0.19
	Total liabilities

Fixed	Non-current assets	0.79	0.74
Assets	Total assets
		09.30.14	09.30.13
	Profit (Loss)
(Loss) profit	before taxes	(128.63)%	198.20%
before taxes	Equity excluding (loss) profit for the period

(1)        At December 31, 2013, includes assets and liabilities available for sale.

7.                   Outlook

(Not covered by the Independent Auditors’ Report)

During the nine-month period ended September 30, 2014, the Company’s activity continued to be developed with the considerations described in Note 1. Nevertheless, the Company was able to reasonably maintain its operating, commercial and administrative activities.

The Company estimates that the recognition of higher costs will make it possible to partially restore the economic and financial equation until the future Overall Electricity Rate Review (RTI) is made, an Instrumental Agreement is entered into or any other similar mechanism is implemented, which will allow Edenor to definitively normalize the situation of the electric power supply service it provides.

In this regard, SE Resolution 250/13 and the extension thereof through SE Notes 6852/13 and 4012/14 provided for the recognition of part of the cost increases, owed to the Company as a result of the partial application of the cost monitoring mechanism set forth in the Adjustment Agreement, by offsetting it against the totality of the Company’s PUREE-related liability, and, partially, against the liability with CAMMESA.

With regard to investments, and in spite of the serious situation which the Company is going through, the Board of Directors has decided to continue implementing an ambitious investment plan aimed not only at preserving the quality of the service and the safety of the facilities but also at satisfying the permanent increase in the demand, which, with no price signal whatsoever, is growing at an annual rate of almost 5%, without disregarding the financial restrictions and avoiding the making of commitments that cannot be complied with. In this regard, the National Regulatory Authority for the Distribution of Electricity (ENRE) has issued ENRE Resolution 347/12 and implemented the FOCEDE; a mechanism that we expect will continue strengthening the financing of the Distribution Company’s multiannual investment plans.

As established in Note 4012/14 of the Energy Secretariat, on July 10, 2014, CAMMESA and the Company entered into a loan for consumption (mutuum) and assignment of secured receivables agreement in order to implement the financing specified in such Note, as well as any other future financing subsequently instructed by the Energy Secretariat, necessary to cover the higher salary costs established by ST Resolution 836/14.

Furthermore, the sale process of the electricity distribution companies acquired in 2011, the spin-off process of EMDERSA and the sale of the spun-off assets, in addition to the excellent refinancing over a 12-year term of the financial debt and the significant reduction thereof, make it possible to maintain a burden-free time period for the repayment of principal until 2017. Notwithstanding the foregoing, and in spite of the fact that until to date debt interest payments have been timely made, if the Company’s revenue-expense structure is not modified, it will be difficult this year to continue servicing the debt without postponing other obligations  deemed essential by the Board of Directors.

Additionally, on September 26, 2014, the Energy Secretariat, by Resolution 65/14, instructed CAMMESA to enter into a Loan for consumption (Mutuum) and assignment of secured receivables agreement with the Company in order to provide the latter with financing to cover the Extraordinary Investment Plan due to the temporary insufficiency of the revenue deriving from Resolution 347/12.  The aforementioned agreement was entered into on September 30, 2014

Finally, and given the fact that the realization of the projected measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under the Company’s control, such as the requested electricity rate increases or the implementation of another source of financing or offsetting mechanism, the Board of Directors has raised substantial doubt about the Company’s ability to continue as a going concern in the term of the next fiscal year, being obliged to defer once again certain payment obligations, as previously mentioned, or unable to comply with the salary increases or the increases recorded in third-party costs.

Buenos Aires, November 7, 2014.

RICARDO TORRES
Chairman

“Free translation from the original in Spanish for publication in Argentina”

REPORT OF CONDENSED INTERIM FINANCIAL STATEMENTS´REVIEW

To the Shareholders, President and Directors

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Introduction

We have reviewed the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor S.A.” or “the Company”) which includes the condensed interim statement of financial position as of September  30, 2014, the related condensed interim statement of comprehensive income for the nine and three-months periods then ended, the related condensed interim statements of changes in equity and cash flows for the nine-month period then ended with the complementary selected notes.

The amounts and other information related to fiscal year 2013 and its interim periods, are part of the financial statements mention above and therefore should be considered in relation to those financial statements.

Directors´ responsibility

Company´s Board of Directors is responsible of preparation and presentation of the financial statements, in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) ,as the applicable accounting framework and  incorporated by the National Securities Commission (CNV), as they were approved by the International Accounting Standards Board (IASB), and, therefore, it’s responsible for the preparation and issuance of the condensed interim financial statements mentioned in paragraph 1. in accordance with IAS 34 “Interim financial information”. Our responsibility, is to express a conclusion based on the limited review we have performed with the scope detailed in section “Scope of our review”.

Scope of our review

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as standard review in Argentina through Technical Pronouncement No. 33 of the Argentine Federation of Professional Councils in Economic Sciences as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries of Company staff responsible for the preparation of the information included in the financial statements and the application of analytical procedures and other review procedures. This review is substantially less in scope than an audit in accordance of International Auditing Standards, consequently, this review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express any opinion on the financial position, comprehensive income and cash flows of Edenor S.A..

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements of Edenor S.A. mentioned in the first paragraph of this report, are not prepared in all material respects, in accordance with IAS 34.

Emphasis of matter paragraph

We want to emphasize the detailed situation in Note 1 to the condensed interim financial statements, in which are mentioned the causes why the Company recorded in the interim period ended September 30, 2014, net loss of $ 1,443.7 million, accumulated deficit of $ $ 1,557.1 million, and working capital deficit of $ 3,090.6 million. As detailed in Note 1, the Company advises that:

-          In fiscal years 2012 and 2011, the Company recorded negative operating and net results, and both its liquidity level and working capital were severely affected;

-          Operating and net results for the year ended December 31, 2013 were also negative prior to applying SE Resolution 250/13, does not allow either for the regularization of the cash flows the Company needs to provide the public service and make the totality of the investments;

-          This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining rate increases and/or recognition of its real higher costs.

-          Although the partial recognition of higher costs through SE Resolution 250/13 and SE Notes 6852/13, 4012/14 and 486/14, represented a significant step towards the recovery of the Company’s situation, such regulations do not provide a definitive solution to the Company’s economic and financial equation due to the fact that the level of revenue generated with the electricity rate schedules in effect, even after applying these regulations, does not allow for the absorption of neither operating nor investment costs or for the payment of financial services.

-          The outcome of the overall electricity rate review is uncertain as to both its timing and final form.

-          The Company Board of Directors continues analyzing different scenarios and possibilities to mitigate or reduce the negative impact of the Company’s situation on its operating cash flows and thereby present the shareholders with diverse courses of action. Nevertheless, the improvement of revenues so as to balance the economic and financial equation of the concession continues to be the most relevant aspect.

These factors generate uncertainty as to the possibility of the Company continuing to operate as a going concern. The Company has prepared the financial statements using accounting principles applicable to a going concern. Therefore, those financial statements do not include the effects of possible adjustments or reclassifications, if any, that might be required if the above situation is not resolved in favor of continuing the Company’s operations and the Company were obliged to sell its assets and settle its liabilities, including contingent, in conditions other than those of the normal course of its business.

Our conclusion does not contain observations in relation to the situations described above.

Report of compliance with regulations in force

In compliance with regulations in force, we report that:

a)      the condensed interim financial statements of Edenor S.A., are transcribed into the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)      the condensed interim financial statements of Edenor S.A. arise from accounting records kept in all formal respects in conformity with legal regulations, which maintain the security and integrity conditions on the basis of which they were authorized by the National Securities Commission;

c)       we have read the summary of activity, and additional information to the notes of condensed interim financial statements required by section 68 of the Rules of the Stock Exchange of Buenos Aires and article 12 °, Chapter III, Title IV of the regulations of the National Securities Commission on which, as regards those matters that are within our competence, we have no observations to make other than those in section “Conclusion”;

d)      at September 30, 2014 the liabilities accrued in favor of the Argentine Integrated Social Security System according to the Company’s accounting records amounted to $ 36,269,986, which were not yet due at that date.

Autonomous City of Buenos Aires, November 7, 2014

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A T°1 – V°17
Andrés Suarez Public Accountant (UBA) C.P.C.E. City of Buenos Aires T° 245 - V° 61

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: November 17, 2014